SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number 000-29992

OPTIBASE LTD.
 (Translation of registrant's name into English)

2 Gav Yam Center, 7  Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a is a press release issued by the Registrant and entitled
"Optibase Ltd. appoints Amir Philips as Chief Executive Officer".

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688; 333-148774) of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant)

By:	/s/ Amir Philips
Name: Amir Philips
Title: Chief Financial Officer

Date: May 25, 2011

Media Contacts:
Amir Philips, CFO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

OPTIBASE LTD APPOINTS AMIR PHILIPS AS CHIEF EXECUTIVE OFFICER

HERZLIYA, Israel, May 25, 2011 – Optibase, Ltd. (Nasdaq: OBAS) today announced that Amir Philips, Optibase's Chief Financial Officer, will terminate his position as Chief Financial Officer and be appointed as Chief Executive Officer, effective June 1, 2011. With Mr. Philips’ appointment, Tom Wyler will resign from his position as CEO, but will retain his position as President of Optibase. Mr. Wyler will also continue serving on Optibase Board of Directors. Yakir Ben-Naim, Optibase's Corporate Controller, will serve as Chief Financial Officer.

Mr. Philips has more than 10 years of experience with Optibase and is highly familiar with Optibase's new business ventures. He was named Optibase’s Chief Financial Officer in May 2007 with responsibility for day-to-day operations, commercial and financial activities. Prior to his position as Chief Financial Officer, Mr. Philips served as Vice President of Finance of Optibase Inc. and held the position of Group Controller and Financial Manager at Optibase Ltd.  Mr. Philips holds an MBA from the Kellogg-Recanati School of Management and a B.B. degree in Accounting and Business Administration from the Israeli College of Management and is a Certified Public Accountant in Israel.

"We are pleased that Amir Philips has accepted this position” said Alex Hilman, Executive Chairman of the Board of Directors. “Amir has worked closely with the board for several years and has been involved in all aspects of Optibase’s strategy and operations, including a deep involvement in the company's recent real estate transactions. The Board has seen firsthand his leadership and expertise and unanimously made this appointment. The Board has confidence that Amir will serve Optibase well".

“I would like to thank the board for their vote of confidence” said Mr. Philips, “this is an opportunity for me to continue implementing the shift in our business focus, from the high-tech field into the real estate and investments world, set new goals and continue bringing value to our business partners and shareholders”.

About Optibase
Optibase invests in the real estate field and currently holds properties in Switzerland and Miami, FL while continuously looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.